Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Telephone: 212-806-5400
Telecopier: 212-806-6006

September 17, 2003

BY EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	College Loan Corporation College Loan Corporation Trust I Registration Statement on Form S-3 REGISTRATION NO. 333-108685

Ladies and Gentlemen:

          Reference is hereby made to the Registration Statement on Form S-3 (File No. 333-108685)(the “Registration Statement”) which was filed with the Securities and Exchange Commission (the “Commission”) on behalf of College Loan Corporation and College Loan Corporation Trust I (the “Companies”) on September 11, 2003.

          Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Companies hereby apply to withdraw the Registration Statement. The Companies believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477.

          The Registration Statement had been misfiled as a S-3 but has been refiled as a Pre-Effective Amendment No.1 to Registration Statement on Form S-3 (333-102791). No securities have been offered or sold pursuant to the Registration Statement and no preliminary prospectuses have been distributed. Accordingly, the Companies believe that withdrawal of the Registration Statement is appropriate.

          Should you have any questions with regard to this request, please call Richard Fried at (212) 806-6047. Thank you.

Very truly yours,

/s/ John Falb

John Falb